Exhibit 99.1

Lianhe Sowell International Group Ltd Received Letter of Intent for Investment from A Large Investment Fund in China

Fueling R&D of New Industrial Robots and Asia-Pacific Manufacturing Base Expansion

Shenzhen, China, May 12, 2025 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) (the “Company”), a provider of machine vision products and solutions applied in a wide range of businesses across industries in China, today announced it received a letter of intent (the “LOI”) from a large investment fund in China, Hangzhou Yuhang Economic Development Equity Investment Fund (the "Fund"), for a funding of no more than RMB200 million. The Company plans to apply the investment primarily to support the R&D of its next-generation industrial robots and the construction of the Company’s manufacturing base in Hangzhou, Zhejiang province. The LOI is non-binding and the final investment terms will be subject to a definitive agreement between the Company and the Fund.

Innovation Through Technology: R&D Boost

As an emerging player in China’s industrial robotics sector, the Company specializes in intelligent collaborative robots, high-precision robotic arms, and vision-only systems. The Company plans to allocate 50% of the investment to develop new product lines, including industry-specific robotics solutions for automotive, bio pharmaceutical, and construction sectors, while continuing the effort to enhance the intelligence and flexibility of existing products.

In September 2024, the Company entered into an agreement for in-depth collaboration with Zhejiang University’s High-End Equipment Institute, pursuant to which the Company is able to secure robust technical support and a talent pipeline. This investment will further solidify its technological strength and enable large-scale production capabilities in Zhejiang Province，China—a hub for robotics innovation.

Manufacturing Expansion: Strengthening Production Capacity

Beyond R&D, part of the funding will be used to establish a manufacturing base for standardized products like intelligent painting robots and specialized industrial robots. The planned 40,000-square-meter facility is expected to increase annual production capacity to 10,000 industrial robots while enabling rapid delivery of customized solutions.

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: http://www.sowellrobot.com/

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the size of the anticipated investment, the intended use of the funds from the anticipated investment from the Fund, the anticipated size of any manufacturing facilities to be built, and the expected production capacity of such facility. No assurances can be made that the parties will successfully negotiate and enter into a definitive agreement, or that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement on Form F-1 (File No. 333-279303) filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd

ir@sowellrobot.com

WFS Investor Relations Inc.

Janice Wang

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214